
20 NEW NATIONAL PARK TRIPS
(18 PAGES OF FRESH IDEAS)
LIVE BRAVELY
Outside
THE 2015 ADVENTURE ISSUE
THE SECRET LIFE OF GUIDES
[TRUE TALES BEHIND THE WORLD'S GREATEST JOB]
PRANKS! HAZING! SEX WITH CLIENTS!
REBOOTING EVEREST
5 NEW WAYS TO FIX THE MOUNTAIN
YOUR DESK JOB IS KILLING YOU
SIT LESS. MOVE MORE. HERE'S HOW.
STARRING: EVEREST VETERAN GARRETT MADISON
EPIC ADVENTURES
FATHER-SON SURF SAFARI
PARAGLIDING BRITISH COLUMBIA
SHREDDING MEXICO'S TOUGHEST VOLCANO
MAY 2015
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Photograph by INGA HENDRICKSON

Walk This Way

HIKING SHOES GET A LONG-OVERDUE DOSE OF STYLE

by Jakob Schiller

BEST FOR: DAY HIKES

1. Ridgemont Mesa Oiled Suede $99
At first glance, the Mesa Oiled may look like your typical stylish chukka, but there's more to this midtop than meets the eye. The beefy lug pattern grips choss as capably as any trail shoe, and it's armored with thick waterproof suede uppers and vulcanized outsoles. We wouldn't recommend it for long or technical excursions—you'll likely want more support if you're hauling a pack—but we tested it on several desert outings and found it perfectly suited to light hiking. ridgemontoutfitters.com

BEST FOR: TECHNICAL TERRAIN

2. Salomon and Topo Designs Instinct Pro LTR $140
Performance-minded Salomon teamed up with the perennially cool backpack and accessories maker Topo Designs to create the limited-edition Instinct Pro LTR. It's a stable, comfortable, lightweight shoe that holds up well when off-roading, thanks to top-quality full-grain leather and Cordura uppers. The exterior isn't as breathable as what you'll find on the synthetic version, but the rubber outsoles are just as grippy on slick ground. Plus, there's no ignoring the flashy Crayola colors. salomon.com

BEST FOR: LONGER TREKS

3. Forsake Clyde $120
The Clyde is proof that not all hiking boots need to make you look like an overgrown Boy Scout. The most supportive shoe here, the Clyde has everything we look for in a serious hiker—tons of internal padding, a waterproof membrane, and bomber construction, including an injection-molded nylon shank and die-cut foam midsole—in a fresh-looking package. But you don't need to be in the backcountry to appreciate these high-tops: they're also great for just kicking around. forsake.com

BEST FOR: EVERYDAY WEAR

4. Lowa Bandon GTX $185
The Bandon's sleek, full-grain leather outer and clean, classy look mask the superior functionality of this sneaker-like low-top. Yes, it's great for pavement and urban adventures (it's quickly become our go-to travel shoe), but when the roads turned to dirt and the rain started falling, the Bandon's Gore-Tex liner kept our feet dry, even in big puddles, and the hardy lugs stood up to even the loosest scree. lowaboots.com

BEST FOR: COLDER DAYS

5. Woolrich Eagle $170
This may be the least technical shoe of the bunch, but that doesn't mean the Eagle can't handle casual adventures, with its rugged sole, stiff toe box, and stout foam midsole. It isn't the shoe we'd pick for warmer weather—all that wool gets a bit toasty—but we love it for the shoulder seasons. woolrich.com



